

Mail Stop 7010

November 28, 2006

via U.S. mail and facsimile

George H. Juetten
Executive Vice President and Chief Financial Officer
Washington Group International, Inc.
720 Park Boulevard
Boise, Idaho 83712

> **Re: Washington Group International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2005**
> **Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006**
> **and September 29, 2006**
> **File No. 1-12054**

Dear Mr. Juetten:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document or revise in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 30, 2005</u>

<u>Financial Statements</u>

<u>Note 6 – Goodwill, page II-50</u>

1. You state that there has been no goodwill impairment during the years ended December 30, 2005, December 31, 2004, and January 2, 2004. Given the recurring operating losses recorded in 2004, 2005, and the first nine months of 2006, tell us how you determined goodwill related to your Infrastructure segment was not impaired during your goodwill impairment test performed during the year ended December 31, 2005.

<u>Note 15 - Acquisition of BNFL's Interest in Government Services Business</u>

2. Please provide us with additional information regarding your accounting of the Initial Acquisition. Specifically, please address the following:

    *   Help us understand how you determined it was appropriate to bifurcate the 40% Legacy Contracts and the 10% Contracts and correspondingly account for each of these in a different manner. Please clarify whether BNFL was required to share in any losses related to the 40% Legacy Contracts;
    *   Tell us how you determined it was appropriate to reflect BNFL's share of the earnings related to the 40% Legacy Contracts as cost of revenue on your consolidated statement of income; and
    *   Tell us the accounting literature you referred to determine the appropriate accounting for this transaction.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief